Points Named One of Canada's Top Technology y Companies

Branham300 recognizes Points as a top Information andCommunication
Technology (ICT) company for the sixth consecutive year

Toronto, May 31, 2017 -- Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that it has again been named one of Canada’s Top 250 Information and Communication Technology (ICT) companies by Branham300. Ranking 30th on the list, this marks the sixth consecutive year that Points has received the honour. In addition, Points was ranked 6th in the Top 10 Canadian Software as a Service (SaaS) companies, and 9th in the Top 25 Canadian Software companies.

Branham300 is recognized as the definitive listing of Canada's top public and private ICT companies featuring the 250 organizations leading the technology sector. In 2016, Canada’s 250 top ICT companies continued to achieve year-over-year growth and set revenue records, with a total combined revenue of $96.1 billion. Ranked by revenue, Points has consistently been named among the top 50 companies on Branham300 since 2011.

“Being recognized as a leader in Canada’s fast-moving technology sector is an exceptional honour,” said Rob MacLean, CEO of Points. “In 2016, we worked hard to advance the pace of innovation, expand our loyalty partner network, launch market-leading products, and foster our team’s growth. We look forward to another successful year of continuing this momentum, cultivating new partners and expanding our global reach.”

Points achieved several significant milestones in 2016, growing the reach of its partnerships and solutions. Points expanded its global footprint into the Central Amer rican market by partnering with Copa Airlines to enable ConnectMiles members to buy, gift or transfer their reward miles. Points initiated a new relationship with Air Canada’s Altitude program and partnered with WestJet Rewards to better engage members. Points Travel SaaS booking service expanded to include car rental booking functionality and launched the service with Miles & More. Points also signed a multi-year Points Travel agreement with All Nippon Airways (ANA) Mileage Club, to launch ANA Global Hotels and Car Rentals, giving mem mbers additional opportunities to earn or redeem rewards.

Every year, the Branham Group conducts extensive research to evaluate the earnings and financial performance of Canada's ICT sector. For more information on Branham300 and for the complete listing of Canada’s Top ICT companies, visit www.branhamgroup.com.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in providing loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services s: Loyalty Currency Retailing, which includes the Buy, Gift & Transfer services, retails loyalty points and miles directly to consumers; Points Travel, which helps loyalty programs increase program revenue from hotel and car bookings, providing more opportunities for members to earn and redeem loyalty rewards more quickly; and Platform Partners, a multi-channel service offering which provides developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

CONTACT:

Points Investor Relations
ICR
Garo Toomajanian
garo.toomajanian@icrinc.com
617-956-6728

Points Media Relations
Carrie Mumford
carrie.mumford@points.com
403-560-4109